Issuer Free Writing Prospectus dated as of October 27, 2009	Filed pursuant to Rule 433 Registration File No. 333-160756 Supplementing the Preliminary Prospectus dated October 14, 2009

Vitamin Shoppe, Inc.

Offering of

9,096,077 shares of Common Stock, par value $0.01 per share

(the “Offering”)

The information in this free writing prospectus relates only to the Offering and should be read together with the preliminary prospectus, dated October 14, 2009, relating to the Offering, included in Registration Statement No. 333-160756.

Issuer:	Vitamin Shoppe, Inc., a Delaware corporation.

Ticker/Exchange for Common Stock:	VSI/The New York Stock Exchange (“NYSE”).

Title of Securities:	Common Stock, par value $.01 per share, of the Issuer.

Shares Offered by Issuer:	7,666,667 shares.

Shares Offered by the Selling Stockholders:	1,429,410 shares (2,793,821 if the underwriters’ option to purchase additional shares is exercised in full).

Common Stock to be Outstanding After the Offering:	26,572,276 shares.

Price to Public:	$17.00 per share/approximately $154.6 million total (or approximately $177.8 million total if the underwriters’ option to purchase additional shares is exercised in full).

Underwriting Discount per Share:	$1.19 per share/approximately $10.8 million total (or approximately $12.4 million total if the underwriters’ option to purchase additional shares is exercised in full).

Proceeds, Before Expenses, to the Issuer:	$121.2 million.

Proceeds, Before Expenses, to the Selling Stockholders:	$22.6 million ($44.2 million if the underwriters’ option to purchase additional shares is exercised in full).

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to (i) redeem 41,899 shares of its Series A Preferred Stock for approximately $72.5 million; (ii) repurchase approximately $45.2 million in aggregate principal amount of its Second Priority Senior Secured Floating Rate Notes (the “Notes”) and pay approximately $0.5 million of related premiums; and (iii) pay offering related expenses of approximately $3.1 million. The Issuer will not receive any proceeds from the sale of shares by the selling stockholders.

Pro Forma as Adjusted Interest Expense, net:	As a result of the redemption of the Notes, pro forma as adjusted interest expense, net for the six months ended June 27, 2009 and year ended December 27, 2008 is $7.7 million and $16.2 million, respectively.

Pricing Date:	October 27, 2009.

Closing Date:	November 2, 2009.

Joint Book-Running Managers:	J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc.

Co- Managers:	Piper Jaffray & Co, Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated.

CUSIP:	92849E 101

The Issuer has filed a registration statement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc. by calling (866) 430-0686, Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling (866) 500-5408 or Barclays Capital Inc. by calling (888) 603-5847.

This communication should be read in conjunction with the preliminary prospectus dated October 14, 2009. The information in this communication supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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